SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2002


                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)


                     25, AVENUE KLEBER, 75116 PARIS, FRANCE
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)


      (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):___)

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ENCLOSURES:

Press release dated May 22, 2002, "ALSTOM Wins Commuter Train Order Worth
380 Million Euros in Sweden"..........................................3

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[LOGO]


                                                                     22 May 2002

                     ALSTOM WINS COMMUTER TRAIN ORDER WORTH
                           380 MILLION EUROS IN SWEDEN

ALSTOM has won an order worth approx. 380 million euros to supply AB Transitio/Storstockholms Lokaltrafik (SL), the Swedish regional train operator, with 55 regional trains, along with an option for up to 50 additional trains. These trains will be used for service in the greater Stockholm area, and form a major part of the region's integration service plan.

Within the scope of this contract, ALSTOM will supply 55 x 6-car CORADIA LIREXTM trains, which will be designed according to the conditions unique to Stockholm commuter traffic. The base requirements include fast acceleration levels, as the stations are close to one another; numerous and wide doors (12 doors on each side, each measuring 130 cm) to ensure fast passenger flow; full low floor, for increased accessibility; and capacity to function in strongly variable weather conditions. Each train will have a capacity of around 390 seated and 540 standing passengers. The trains will be able to operate at speeds up to 160 km/h, vs 120 km/h for the existing trains, thereby significantly reducing travel times.

The trains will be manufactured by ALSTOM in Germany, Belgium and France. The first units are expected to be commissioned in 2005.

This contract follows the order won at the beginning of 2001 for the supply of 43 CORADIA DUPLEXTM regional trains for the state-owned operator SJ AB, for a total of 300 million euros. ALSTOM also supplied the rolling stock for the 40 km rail link between Stockholm and the Arlanda airport, which was successfully commissioned in 1999.

ALSTOM IS THE GLOBAL SPECIALIST IN ENERGY AND TRANSPORT INFRASTRUCTURE. THE COMPANY SERVES THE ENERGY MARKET THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER GENERATION AND POWER TRANSMISSION AND DISTRIBUTION, AND THE TRANSPORT MARKET THROUGH ITS ACTIVITIES IN RAIL AND MARINE. IN FISCAL YEAR 2001/02, ALSTOM HAD ANNUAL SALES IN EXCESS OF (EURO)23 BILLION AND EMPLOYED 118,000 PEOPLE IN OVER 70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

ALSTOM'S TRANSPORT SECTOR, WITH ANNUAL SALES OF (EURO)4.4 BILLION, IS AN INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel.+33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  R. Shaw
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: June 5, 2002                     By:  /S/ FRANCOIS NEWEY
                                            ------------------------------------
                                            Name:   Francois Newey
                                            Title:  Executive Central
                                                    Management & Chief Financial
                                                    Officer